RECISSION AGREEMENT



         This Recission Agreement (the "Agreement") is entered into as of November 1, 1996, is effective as of November 14, 1995 and is by and between KSM Financial Holdings, a Nevada corporation ("KSM"), Development Bancorp, Ltd., a Washington corporation ("Bancorp"), and Kevin Miller, the former shareholder of KSM ("Shareholder").


                                 R E C I T A L S

                                      WHEREAS, Bancorp and KSM had entered into
         a Share Purchase Agreement dated November 14, 1995 (the "Purchase Agreement") pursuant to which Bancorp acquired all of the common stock of KSM from Shareholder in exchange for Series B Convertible Preferred Stock of Bancorp; and

         WHEREAS, the parties hereto desire to rescind the Purchae Agreement.


         In consideration of the foregoing recitals, the parties agree as follows:

         1. Incorporation of Recital Paragraph. The recitals are incorporated herein by this reference.

         2. Recission. The parties hereto agree that the Purchase Agreement shall be treated as if it were never executed by the parties. Shareholder consents to the cancellation of the Series B Convertible Preferred Stock and any Bancorp stock options granted to him and Bancorp agrees to return any stock certificates of KSM in its possession. All amounts paid to KSM in connection with the Purchase Agreement and any additional amounts advanced by Bancorp to KSM, its employees or to Global Finance or its


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employees  shall  be  deemed loans to KSM.  Such loans shall mature November 1,
1, 2001 with 8% interest  paid annually, commencing November 1, 1997.


         3. Consideration and Mutual Release. In consideration of and subject to the terms set forth in Section 2, each party on behalf of itself, its partners, successors, assigns, agents, representatives, employees, affiliates, and all persons acting by, through, under or in consort with it, if any, hereby releases and discharges the other party and its owners, stockholders, partners, predecessors, successors, assigns, agents, directors, officers, representatives, employees, affiliates, attorneys, subsidiaries and all persons acting by, through, under or in consort with it, if any, from any and all rights, causes of action, demands, damages, costs, loss of services, expenses and compensation whatsoever, claims, duties, obligations and actions which each party and its above-mentioned agents, successors, representatives and assigns now have, or as may hereinafter arise against the other party and its above-mentioned employees, agents, successors and assigns, arising out of or connected in any manner with the Purchase Agreement or the matters referred to in the recitals hereto, and agree that the Purchase Agreement is null and void ab initio.

         4.   Waiver of Civil Code Section 1542.  Notwithstanding
Section 1542 of the California Civil Code, which provides that:

               A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the agreement, which if known by him must have materially affected his settlement with the debtor.

this Agreement releases all damages or losses whether known, unknown, foreseen or unforeseen which each party may have against the other party relating to the Purchase Agreement. Each party acknowledges that it understands and acknowledges the significance and consequences of such specific waiver of Section 1542, and hereby assumes full responsibility for any damages or losses she, in the future, may incur or may have incurred.

         5.                                      Miscellaneous.

                       5.1 This Agreement is freely and voluntarily executed by each party after having been apprised of all relevant information and all data. Each party, in executing this Agreement, has not relied on any inducements, promises, or representations made by any other party hereto, or their employees or agents, and the execution of this Agreement does not represent an admission of liability on the part of any party hereto.

            5.2 In the event that legal proceedings are commenced to enforce or interpret any of the terms or conditions of this Agreement, or for breach of any such terms and conditions, the losing party in such proceeding shall pay to the prevailing party such reasonable sums for attorneys' fees and costs incurred as may be fixed by the court or jury in addition to any other relief to which it may be entitled.

        5.3 This Agreement is to be governed by, and construed in accordance with, the laws of the State of California.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

KSM FINANCIAL HOLDINGS                                 DEVELOPMENT BANCORP, LTD.




Kevin Miller                                                Dempsey Mork,
President                                                   Secretary-Treasurer


SHAREHOLDER


Kevin Miller

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